First Quarter 2021 Earnings Presentation The Bank of N.T. Butterfield & Son Limited April 29, 2021

2 Forward-Looking Statements Forward-Looking Statements: Certain of the statements made in this release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions estimates, intentions, and future performance, including, without limitation, our dividend payout target, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of Butterfield to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements due to a variety of factors, including the impact of the COVID-19 pandemic, the scope and duration of the pandemic, actions taken by governmental authorities in response to the pandemic, worldwide economic conditions and fluctuations of interest rates, a decline in Bermuda’s sovereign credit rating, the successful completion and integration of acquisitions or the realization of the anticipated benefits of such acquisitions in the expected time-frames or at all, success in business retention and obtaining new business and other factors. Forward-looking statements can be identified by words such as "anticipate," "assume," "believe," "estimate," "expect," "indicate," "intend," "may," "plan," "point to," "predict," "project," "seek," "target," "potential," "will," "would," "could," "should," "continue," "contemplate" and other similar expressions, although not all forward-looking statements contain these identifying words. All statements other than statements of historical fact are statements that could be forward-looking statements. All forward-looking statements in this disclosure are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our Securities and Exchange Commission (“SEC”) reports and filings. Such reports are available upon request from Butterfield, or from the SEC, including through the SEC’s website at https://www.sec.gov. Any forward- looking statements made by Butterfield are current views as at the date they are made. Except as otherwise required by law, Butterfield assumes no obligation and does not undertake to review, update, revise or correct any of the forward-looking statements included in this disclosure, whether as a result of new information, future events or other developments. You are cautioned not to place undue reliance on the forward-looking statements made by Butterfield in this disclosure. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, and should only be viewed as historical data. About Non-GAAP Financial Measures: This presentation contains non-GAAP financial measures including “core” net income and other financial measures presented on a “core” basis. We believe such measures provide useful information to investors that is supplementary to our financial condition, results of operations and cash flows computed in accordance with GAAP; however, our non-GAAP financial measures have a number of limitations. As such, investors should not view these disclosures as a substitute for results determined in accordance with GAAP, and they are not necessarily comparable to non-GAAP financial measures that other companies use. Reconciliations of these non-GAAP measures to corresponding GAAP financial measures are provided in the Appendix of this presentation.

3 Agenda and Overview Ten International Locations Butterfield Overview Michael Collins Chairman and Chief Executive Officer Michael Schrum Group Chief Financial Officer • Leading Bank in Attractive Markets • Strong Capital Generation and Return • Resilient, Diversified Fee Revenue Model • Efficient, Conservative Balance Sheet • Overview • First Quarter 2021 Financials • Q&A Awards Presenters Agenda

4 First Quarter 2021 Highlights Core Net Income** (In US$ millions) Core Return on Average Tangible Common Equity** (In US$ millions) vs. Q4 2020 vs. Q1 2020 Q1 2021 $ % $ % Net Interest Income $ 74.9 $ (0.7) $ (12.7) Non-Interest Income 47.6 (0.2) — Prov. for Credit Recoveries 1.5 (0.9) 6.7 Non-Interest Expenses* (81.7) 1.6 7.5 Other Gains (Losses) (0.8) (0.4) (0.2) Net Income $ 41.6 $ (0.5) (1.2) % $ 1.3 3.3% • Net income of $41.6 million, or $0.83 per share • Return on average common equity of 17.5%; return on average tangible common equity** of 19.3% • First quarter credit provision release of $1.5 million due to improved economic outlook and continuing stable loan performance • Cash dividend of $0.44 per common share, active share repurchase program * Includes income taxes ** See the Appendix for a reconciliation of the non-GAAP measure $40.8 $34.4 $36.5 $42.9 $41.6 Q1 2020 Q2 2020 Q3 2020 Q4 2020 Q1 2021 18.6% 15.5% 16.2% 19.0% 19.3% Q1 2020 Q2 2020 Q3 2020 Q4 2020 Q1 2021

Financials

6 Net Interest Income before Provision for Credit Losses - Trend (In US$ millions) $87.6 $75.6 $74.9 Q1 2020 Q2 2020 Q3 2020 Q4 2020 Q1 2021 Net Interest Margin & Yields Income Statement Net Interest Income • Net interest margin (“NIM”) decreased by 16 bps from the previous quarter due to low market rates at the short end of the the yield curve, heightened pre-payment speeds, lower reinvestment yields in the investment portfolio and elevated customer deposit and cash balances • Elevated customer deposit and resultant short term cash balances contributed significantly to the NIM decline in the quarter • Average loan balances increased in the first quarter compared to the prior quarter with yields down 5 bps due to jurisdictional mix shift • Additional securities purchases substantially mitigated net interest income pressure from lower reinvestment yields (In US$ millions) Q1 2021 vs. Q4 2020 Avg. Balance Yield Avg. Balance Yield Cash, S/T Inv. & Repos $ 4,180.1 0.06% $ 640.7 (0.01) % Investments 5,208.5 1.95% 470.6 (0.16) % Loans (net) 5,161.9 4.37% 119.3 (0.05) % Interest Earning Assets 14,550.5 2.26% 1,230.6 (0.18) % Interest Bearing Liabilities 10,710.2 (0.24) % 1,073.8 0.02 % Net Interest Margin 2.09% (0.16) %

7 Non-Interest Income Trend (In US$ millions)(In US$ millions) Q1 2021 vs. Q4 2020 Asset management $ 7.4 $ 0.2 Banking 11.4 (2.2) Foreign exchange revenue 11.2 1.9 Trust 12.8 (0.5) Custody and other 3.8 0.4 Other 0.9 — Total Non-Interest Income $ 47.6 $ (0.2) $47.6 $47.8 $47.6 Q1 2020 Q2 2020 Q3 2020 Q4 2020 Q1 2021 • Foreign exchange revenue increased as a result of improved transaction volumes • Asset management and custody fees increased consistently with the activity seen in investment markets • Comparative fourth quarter banking fee income was higher and driven by holiday season credit card transaction fees • Fee income ratio of 38.4% in the first quarter of 2021 remains a consistent, capital efficient and diversified revenue stream Income Statement Non-Interest Income

8 Core Non-Interest Expense Trend* (In US$ millions)Core Non-Interest Expenses* vs. Q4 2020 (In US$ millions) Q1 2021 $ % Salaries & Benefits** $ 39.0 $ (1.8) (4.3) % Technology & Comm. 16.1 (0.1) (0.5) % Property 7.4 — 0.7 % Professional & O/S Services 5.2 0.1 1.8 % Indirect Taxes 5.8 0.7 12.6 % Intangible Amortization 1.5 — 1.8 % Marketing 1.4 (0.2) (11.5) % Other 4.6 (0.3) (6.2) % Total Core Non-Interest Expenses* $ 80.9 $ (1.5) (1.8) % $87.6 $82.4 $80.9 63.8% 65.6% 64.8% Core Efficiency Ratio* Core Non-Interest Expenses* Q1 2020 Q2 2020 Q3 2020 Q4 2020 Q1 2021 • Non-interest and core non-interest expenses* improved by 1.8% or $1.5 million in the first quarter of 2021 compared to the prior quarter primarily due to lower salaries and benefits following phased restructuring programs executed in the second half of 2020, which were partially offset by cyclical indirect taxes • Core efficiency ratio* of 64.8% was lower than 65.6% in the prior quarter and at the anticipated mid-60’s efficiency ratio at this point in the rate and credit cycle * See the Appendix for a reconciliation of the non-GAAP measure ** Includes Non-Service Employee Benefits Expense Income Statement Non-Interest Expenses

9 Capital Requirements and Return Leverage Capital • Strong capital levels remain well above regulatory requirements • TCE/TA ratio of 5.7% is marginally below targeted range of 6.0% to 6.5% due to OCI impact on AFS securities from higher USD interest rates • Board declared a quarterly dividend of $0.44 per common share • Capital management continues to prioritize dividend sustainability, share repurchases and maintaining capacity for selective M&A, subject to market conditions Regulatory Capital (Basel III) - Total Capital Ratio*** 20.0% 13.5% 14.3% Butterfield Current BMA 2020 Minimum US Peer Median* * Includes US banks identified by management as a peer group. Please see the Appendix for a list of these banks ** 2021 is based on year-to-date dividend and earnings per share 7.0% 9.7% 5.7% 8.3% 1.3% 1.5% TCE/TA TCE/TA Ex Cash Butterfield - Current US Peer Median* 42.8% 52.9% 60.5% 52.4% 2018 2019 2020 Q1 2021 Dividend Payout Ratio** *** In accordance with regulatory capital guidance, the Bank has elected to make use of transitional arrangements which allow the deferral of the January 1, 2020 CECL impact of $7.8 million on its regulatory capital over a period of 5 years. Please see Appendix for further discussion of CECL and related assumptions

10 Balance Sheet Total Assets (In US$ billions) • Deposit balances remained elevated, increasing slightly to $13.4 billion from $13.3 billion in the prior quarter • Elevated deposit levels due to government stimulus and pension withdrawals - expected to normalize as economic activity and spending increases over coming quarters • Butterfield’s balance sheet remains conservative with low risk density (risk weighted assets/total assets was 34.5%) (In US$ millions) Q1 2021 Q4 2020 Cash & Equivalents $ 2,582 $ 3,290 Reverse Repos & S/T Investments 1,236 1,020 Investments 5,426 4,863 Loans (net) 5,149 5,161 Other Assets 412 405 Total Assets $ 14,805 $ 14,739 Int. Bearing Deposits $ 10,553 $ 10,238 Non-Int. Bearing Deposits 2,808 3,012 Other Liabilities 507 507 Shareholders’ Equity 936 982 Total Liab. & Equity $ 14,805 $ 14,739 $13.2 $14.7 $14.8 $4.5 $4.9 $5.4 $5.0 $5.2 $5.1 Total assets Investments Loans Q1 2020 Q2 2020 Q3 2020 Q4 2020 Q1 2021 $11.8 $13.3 $13.4 Q1 2020 Q2 2020 Q3 2020 Q4 2020 Q1 2021 Total Deposits (In US$ billions)

11 Asset Quality Non-Accrual Loans (In US$ millions) $53.1 $72.5 $70.2 Q1 2020 Q2 2020 Q3 2020 Q4 2020 Q1 2021 Res Mtg 65.9% Consumer 4.2% Comm’l R/E 15.1% Other Comm’l 9.4% Government 5.3% Loan Distribution 0.01% 0.12% 0.01% Q1 2020 Q2 2020 Q3 2020 Q4 2020 Q1 2021 0.00% 0.05% 0.10% 0.15% 0.20% Net Charge-Off Ratio AAA 99.2% AA 0.2% A 0.4% Unrated 0.1% $5.1 billion $5.4 billion Investment Portfolio Rating Distribution • Investment portfolio continues to be very high quality with 99% AAA rated securities, primarily US Government guaranteed securities • Manually underwritten loan book is comprised of 66% full recourse residential mortgages in Bermuda, Cayman and the UK • Credit trends remained stable with non-accrual loans unchanged versus the prior quarter at 1.4% of gross loans • The net charge off ratio returned to 0.01% following the prior quarter secondary market sale of a commercial loan that was previously provided for

12 Interest Rate Sensitivity Interest Rate SensitivityAverage Balance - Balance Sheet Average Balances (US$Mil) Weighted Average LifeQ1 2021 vs. Q4 2020 Duration vs. Q4 2020 Cash & Reverse Repos & S/T Invest. 4,180.1 640.7 <0.03 N/A N/A AFS 2,864.6 413.3 4.8 2.2 6.1 HTM** 2,341.8 56.9 4.7 1.6 6.2 Total 9,386.5 1,110.9 14.4% 7.0% 15.5% (3.8)% 7.0% 12.8% NTB US Peer Median * -100bps +100bps +200bps • Investment duration extended due to added AFS investments and higher long term rates. Increased duration has also reduced asset sensitivity versus the prior quarter. • NII models increase in a down 100 bps rate environment with the assumption of negative rates to be charged on deposits (as is currently the case with Euros), while fixed rate assets would continue to generate revenues • As of March 31, 2021, the Bank had $68.6 million in unrealized gains in AFS and HTM, down from $183.2 million at year end due to higher long term US interest rates * Includes US banks identified by management as a peer group. Please see the Appendix for a list of these banks. Q4 2020 comparative data is used as Q1 2021 peer information was not widely available at time of publication. ** The HTM portfolio is comprised of securities with negative convexity which typically exhibit higher prepayment speeds when assuming lower future rates.

Appendix

14 Appendix Current Expected Credit Losses (CECL) ACL / Total Loans • Q1 2021 release of $1.5 million in addition to the release of $2.4 million in Q4 2020 due to improved economic outlook and continuing stable loan performance CECL Highlights • The Bank employs a PD/LGD approach in calculating its expected losses ◦ Historical PDs are adjusted using forecasted macro-economic variables such as GDP growth to reflect the forward-looking lifetime view ◦ The Bank uses both internal data as well as external data sources to derive assumptions used within the expected credit loss calculations CECL Assumptions (In US$ millions) Q1 2021 Q4 2020 Q3 2020 Loans Commercial $ 11.0 $ 11.6 $ 16.3 Commercial Real Estate 1.6 2.1 2.3 Consumer 3.8 4.5 5.2 Residential Mortgage 15.2 15.9 17.2 Total $ 31.6 $ 34.1 $ 41.0 ACL by Loan Type $36.2 $34.1 $31.6 0.72% 0.66% 0.61% ACL ACL / Total Loans Q1 2020 Q2 2020 Q3 2020 Q4 2020 Q1 2021

15 Appendix COVID-19 Update* Market Segment Update** Bermuda Cayman Guernsey/Jersey Active COVID-19 Cases 880 25 3 Total COVID-19 Cases 1986 523 4,053 Deaths 17 2 86 % Vaccinated (2 doses) 31% 35% 20% Status Stay-at-home Partially Open Partially Open Commentary on Segments: • Status of Jurisdictions change week-to-week: ◦ Cayman, Guernsey, Jersey and UK open for business with some restrictions ◦ Bermuda currently under a stay-at-home order • Significant testing, contact tracing and mask wearing compliance across jurisdictions * Please see the Appendix for commentary on factors influencing COVID-19 implications ** Data as of April 15, 2021 *** For qualifying customers who were current at March 31, 2020 Q2 2020 Q3 2020 Q4 2020 Q1 2021 Actual Participation Rate 75% 34% — — Call Program Indication Ready to Resume Payment in 4Q20 — 98% — — Actual Customers Current — — 99% 99% Mortgage Assistance Program Progression*** • 99% of mortgage assistance program participants remain current as at the end of the first quarter 2021 with the 1% maintained on minor modifications • Proactive credit monitoring and client communications ongoing $ millions % Hotel Operators $ 188.9 12.2 % Hotel Construction 67.3 4.4 % Restaurants 6.6 0.4 % Other Commercial and CRE Loans 1,284.3 83.0 % Total Commercial and CRE Loans $ 1,547.1 100.0 % Direct Hotel and Restaurant Lending Exposure Limited • Tourism related lending exposures are limited and have held steady during 2020/1

16 Average Deposit Volume and Cost of Deposits (In US$ millions) 69.8% 73.4% 72.6% 21.4% 20.1% 21.1% 8.8% 6.5% 6.3% USD / USD Pegged GBP Other Q1 2020 Q2 2020 Q3 2020 Q4 2020 Q1 2021 De sp os its 1.21% 0.71% 0.66%0.42% 0.12% 0.12% Bermuda Demand Deposits Bermuda Term Deposits Cayman Demand Deposits Cayman Term Deposits Channel Islands Demand Deposits Channel Islands Term Deposits Term deposit cost Overall cost of deposits Q1 2020 Q2 2020 Q3 2020 Q4 2020 Q1 2021 0 500 1,000 1,500 2,000 2,500 3,000 3,500 4,000 18.2% 22.7% 21.0% 57.5% 57.2% 58.3% 24.3% 20.1% 20.7% Non-interest bearing demand deposits Interest bearing demand deposits Term deposits Q1 2020 Q2 2020 Q3 2020 Q4 2020 Q1 2021 Deposit Composition By Currency By Type Appendix Customer Deposits

17 46% 42% 34% 32% 32% 22% 21% 18% 18% 19% 32% 37% 48% 49% 50% $2.5 $2.7 $3.2 $3.4 $3.4 Bermuda Cayman UK and Channel Islands 2017 2018 2019 2020 Q1 2021 33% 42% 32% 29% 26% 2% 3% 2% 5% 5% 14% 9% 22% 18% 18% 52% 47% 45% 49% 51% $1.1 $1.2 $1.7 $1.6 $1.5 Commercial and Industrial Commercial Overdrafts Government Commercial Real Estate 2017 2018 2019 2020 Q1 2021 • Stable loan book balance and composition in well seasoned residential mortgage books • Loans are individually underwritten in all markets • Minimal wholesale or cross border lending outside of current jurisdictions Residential Mortgage Loans (US$ Billions) Commercial Loans (US$ Billion) Appendix

18 (in millions of US Dollars, unless otherwise indicated) 2021 2020 2019 Q1 Q4 Q3 Q2 Q1 Q4 Q3 Q2 Q1 Assets Cash & Equivalents $ 2,582 $ 3,290 $ 2,161 $ 2,228 $ 1,978 $ 2,550 $ 3,605 $ 2,011 $ 2,601 Reverse Repos & S/T Investments 1,236 1,020 1,133 1,136 1,240 1,361 855 330 288 Investments 5,426 4,863 4,725 4,354 4,538 4,436 4,662 4,524 4,393 Loans, Net 5,149 5,161 5,035 5,018 5,001 5,143 4,673 4,000 3,986 Other Assets 412 405 406 415 441 432 420 364 374 Total Assets $ 14,805 $ 14,739 $ 13,461 $ 13,151 $ 13,197 $ 13,922 $ 14,216 $ 11,229 $ 11,643 Liabilities and Equity Total Deposits $ 13,361 $ 13,250 $ 11,891 $ 11,616 $ 11,753 $ 12,442 $ 12,663 $ 9,852 $ 10,294 Long-Term Debt 172 171 196 241 144 144 143 143 143 Other Liabilities 335 335 384 303 320 373 446 305 310 Total Liabilities $ 13,868 $ 13,757 $ 12,472 $ 12,160 $ 12,217 $ 12,958 $ 13,252 $ 10,300 $ 10,747 Common Equity $ 936 $ 982 $ 989 $ 990 $ 981 $ 964 $ 965 $ 929 $ 896 Total Equity $ 936 $ 982 $ 989 $ 990 $ 981 $ 964 $ 965 $ 929 $ 896 Total Liabilities and Equity $ 14,805 $ 14,739 $ 13,461 $ 13,151 $ 13,197 $ 13,922 $ 14,216 $ 11,229 $ 11,643 Key Metrics CET 1 Ratio 16.4% 16.1% 16.6% 17.0% 17.5% 17.3% 17.4% 20.1% 19.3 % Total Tier 1 Capital Ratio 16.4% 16.1% 16.6% 17.0% 17.5% 17.3% 17.4% 20.1% 19.3 % Total Capital Ratio 20.0% 19.8% 20.8% 21.2% 19.8% 19.4% 19.6% 22.7% 22.0 % Leverage ratio 5.4% 5.3% 5.9% 6.0% 6.1% 5.9% 5.8% 7.3% 7.0 % Risk-Weighted Assets (in $ millions) 5,105 5,069 4,939 4,879 4,782 4,898 4,877 4,233 4,342 Risk-Weighted Assets / total assets 34.5% 34.4% 36.7% 37.1% 36.2% 35.2% 34.3% 37.7% 37.3 % Tangible common equity ratio 5.7% 6.1% 6.7% 6.9% 6.8% 6.3% 6.2% 7.7% 7.1 % Book value per common share (in $) 18.84 19.88 19.98 19.73 19.09 18.40 18.14 17.53 16.81 Tangible book value per share (in $) 17.00 18.00 18.15 17.94 17.31 16.55 16.38 16.16 15.42 Non-accrual loans/gross loans 1.4% 1.4% 1.5% 1.5% 1.1% 1.0% 1.1% 1.4% 1.3 % Non-performing assets/total assets 0.7% 0.6% 0.7% 0.7% 0.5% 0.4% 0.4% 0.4% 0.4 % Total coverage ratio 45.0% 47.0% 54.9% 54.8% 68.2% 46.8% 46.1% 43.1% 46.5 % Appendix Balance Sheet Trends

19 (in millions of US Dollars, unless otherwise indicated) Q1 2021 Q4 2020 Q1 2020 Assets Average balance ($) Interest ($) Average rate (%) Average balance ($) Interest ($) Average rate (%) Average balance ($) Interest ($) Average rate (%) Cash due from banks, reverse repurchase agreements and short-term investments $ 4,180.1 $ 0.6 0.06% $ 3,539.4 $ 0.6 0.07% $ 3,681.2 $ 9.4 1.03 % Investment in securities 5,208.5 25.1 1.95% 4,737.9 25.2 2.11% 4,503.2 31.2 2.78 % Equity securities at fair value 2.0 1.6 2.3 AFS 2,864.6 11.9 1.69% 2,451.3 11.7 1.89% 2,319.8 15.0 2.59 % HTM 2,341.8 13.1 2.27% 2,284.9 13.5 2.35% 2,181.1 16.2 2.99 % Loans 5,161.9 55.6 4.37% 5,042.6 56.2 4.42% 5,159.8 61.7 4.80 % Commercial 1,612.2 18.9 4.75% 1,602.4 19.0 4.71% 1,792.4 23.2 5.19 % Consumer 3,549.7 36.7 4.20% 3,440.3 37.1 4.28% 3,367.4 38.5 4.59 % Total interest earning assets 14,550.5 81.2 2.26% 13,319.9 81.9 2.44% 13,344.1 102.4 3.08 % Other assets 371.2 377.5 403.5 Total assets $ 14,921.8 $ 13,697.5 $ 13,747.6 Liabilities Interest bearing deposits $ 10,538.7 $ (3.9) (0.15) % $ 9,448.6 $ (3.7) (0.16) % $ 10,172.2 $ (12.9) (0.51) % Customer demand deposits 7,707.6 0.7 0.04% 7,020.9 0.8 0.05% 7,075.0 (3.5) (0.20) % Customer term deposits 2,825.0 (4.6) (0.66) % 2,418.7 (4.3) (0.71) % 3,083.9 (9.3) (1.21) % Deposits from banks 6.2 (0.1) (3.70) % 9.0 (0.2) (8.65) % 13.3 (0.1) (3.93) % Long-term debt 171.5 (2.4) (5.68) % 187.8 (2.6) (5.54) % 143.5 (1.9) (5.22) % Interest bearing liabilities 10,710.2 (6.3) (0.24) % 9,636.4 (6.4) (0.26) % 10,315.7 (14.8) (0.58) % Non-interest bearing customer deposits 2,839.9 2,713.6 2,227.3 Other liabilities 294.3 276.2 316.6 Total liabilities $ 13,844.4 $ 12,626.2 $ 12,859.6 Shareholders’ equity 1,077.4 1,071.3 888.0 Total liabilities and shareholders’ equity $ 14,921.8 $ 13,697.5 $ 13,747.6 Non-interest bearing funds net of non-interest earning assets (free balance) $ 3,840.3 $ 3,683.5 $ 3,028.4 Net interest margin $ 74.9 2.09% $ 75.6 2.25% $ 87.6 2.63 % Appendix Average Balance Sheet Trends

20 (in millions of US Dollars, unless otherwise indicated) 2021 2020 2019 Q1 Q4 Q3 Q2 Q1 Q4 Q3 Q2 Q1 Net Interest Income $ 74.9 $ 75.6 $ 75.3 $ 79.1 $ 87.6 $ 86.2 $ 86.3 $ 85.2 $ 88.0 Non-Interest Income 47.6 47.8 46.9 41.7 47.6 49.7 46.6 44.2 43.4 Prov. for Credit Recovery (Losses) 1.5 2.4 (1.4) (4.4) (5.2) (0.4) (0.4) 0.9 — Non-Interest Expenses* 81.7 83.3 91.8 82.8 89.1 92.0 90.6 91.9 81.0 Other Gains (Losses) (0.8) (0.4) 1.5 0.7 (0.6) 0.3 0.5 0.2 1.8 Net Income $ 41.6 $ 42.1 $ 30.5 $ 34.3 $ 40.3 $ 43.9 $ 42.4 $ 38.6 $ 52.1 Non-Core Items** $ — $ 0.8 $ 5.9 $ 0.1 $ 0.5 $ 2.3 $ 6.4 $ 12.5 $ (0.4) Core Net Income** $ 41.6 $ 42.9 $ 36.5 $ 34.4 $ 40.8 $ 46.2 $ 48.8 $ 51.1 $ 51.7 Key Metrics Loan Yield 4.37% 4.42% 4.43% 4.53% 4.80% 4.95% 5.22% 5.67% 5.67 % Securities Yield 1.95 2.11 2.26 2.52 2.78 2.77 2.82 2.92 3.07 Cost of Deposits 0.12 0.12 0.14 0.14 0.42 0.50 0.54 0.42 0.38 Net Interest Margin 2.09 2.25 2.30 2.48 2.63 2.59 2.52 3.18 3.31 Core Efficiency Ratio** 64.8 65.6 68.0 66.7 63.8 66.3 62.1 60.3 60.1 Core ROATCE** 19.3 19.0 16.2 15.5 18.6 21.1 22.5 24.6 25.6 Fee Income Ratio 38.4 38.0 38.8 35.8 36.6 36.7 35.2 33.9 33.0 Fully Diluted Share Count (in millions of common shares) 49.9 49.8 50.0 51.0 52.4 53.3 53.6 53.5 54.2 * Includes income taxes ** See the reconciliation of non-GAAP measures on pages 23-24 Appendix Income Statement Trends

21 (in millions of US Dollars, unless otherwise indicated) 2021 2020 2019 Q1 Q4 Q3 Q2 Q1 Q4 Q3 Q2 Q1 Non-Interest Income Asset Management $ 7.4 $ 7.2 $ 6.8 $ 7.4 $ 7.8 $ 7.8 $ 7.4 $ 6.9 $ 6.7 Banking 11.4 13.6 13.4 9.1 11.2 14.0 12.1 12.1 11.2 FX Revenue 11.2 9.3 9.0 8.1 10.8 9.8 10.0 8.4 8.8 Trust 12.8 13.3 12.9 12.3 12.2 13.0 12.7 13.0 12.6 Custody & Other Admin. 3.8 3.4 3.6 3.3 3.6 3.5 3.6 3.1 2.7 Other 0.9 0.9 1.2 1.5 2.0 1.7 0.8 0.9 1.4 Total Non-Interest Income $ 47.6 $ 47.8 $ 46.9 $ 41.7 $ 47.6 $ 49.7 $ 46.6 $ 44.2 $ 43.4 Non-Interest Expense Salaries & Benefits* $ 39.0 $ 41.4 $ 48.8 $ 41.5 $ 44.6 $ 48.8 $ 45.6 $ 52.1 $ 42.8 Technology & Comm. 16.1 16.1 16.3 16.3 16.4 16.5 16.3 15.2 14.6 Professional & O/S Services 5.2 5.3 5.2 5.0 5.8 6.7 9.5 6.2 5.6 Property 7.4 7.4 7.5 7.2 7.3 7.0 6.1 5.7 5.4 Indirect Taxes 5.8 5.1 5.8 4.9 5.5 5.3 5.3 5.3 5.2 Marketing 1.4 1.6 0.6 0.7 1.6 3.1 1.6 1.7 1.7 Intangible Amortization 1.5 1.5 1.5 1.4 1.4 1.5 1.5 1.2 1.3 Other 4.6 4.9 5.5 5.0 5.5 5.0 4.6 4.3 4.3 Total Non-Interest Expense $ 80.9 $ 83.2 $ 91.3 $ 82.0 $ 88.1 $ 93.9 $ 90.4 $ 91.7 $ 80.9 Income Taxes 0.7 0.1 0.5 0.8 1.0 (1.9) 0.2 0.2 0.1 Total Expense incld. Taxes $ 81.7 $ 83.3 $ 91.8 $ 82.8 $ 89.1 $ 92.0 $ 90.6 $ 91.9 $ 81.0 *Includes non-service employee benefits Appendix Non-Interest Income & Expense Trends

22 (in millions of US Dollars, unless otherwise indicated) 2021 2020 2019 Q1 Q4 Q3 Q2 Q1 Q4 Q3 Q2 Q1 Salaries & Benefits** $ 39.0 $ 40.6 $ 42.2 $ 41.4 $ 44.1 $ 46.6 $ 42.8 $ 41.1 $ 42.8 Technology & Comm. 16.1 16.1 16.3 16.3 16.4 16.5 16.3 15.2 14.6 Professional & O/S Services 5.2 5.3 5.2 5.0 5.8 6.5 5.9 5.0 5.0 Property 7.4 7.4 7.5 7.2 7.3 7.0 6.1 5.7 5.4 Indirect Taxes 5.8 5.1 5.8 4.9 5.5 5.3 5.3 5.0 5.2 Marketing 1.4 1.6 0.6 0.7 1.6 3.1 1.6 1.7 1.7 Intangible Amortization 1.5 1.5 1.5 1.4 1.4 1.5 1.5 1.2 1.3 Other 4.6 4.9 5.5 5.0 5.5 5.1 4.6 4.3 4.3 Total Core Non-Interest Expense $ 80.9 $ 80.9 $ 82.4 $ 84.6 $ 81.9 $ 87.6 $ 91.6 $ 84.0 $ 79.2 $ 80.3 Income Taxes 0.7 0.1 0.5 0.8 1.0 (1.9) 0.2 0.2 0.1 Total Core Expense incld. Taxes $ 81.7 $ 82.5 $ 85.1 $ 82.7 $ 88.6 $ 89.7 $ 84.2 $ 79.4 $ 80.5 * See the reconciliation of non-GAAP measures on pages 23-24 ** Includes non-service employee benefits Appendix Core Non-Interest Expense* Trends

23 (in millions of US Dollars, unless otherwise indicated) 2021 2020 Q1 Q4 Q3 Q2 Q1 Net income A $ 41.6 $ 42.1 $ 30.5 $ 34.3 $ 40.3 Non-core (gains), losses and expenses Non-core (gains) losses Distribution from equity method investment — — (0.7) — — Total non-core (gains) losses B $ — $ — $ (0.7) $ — $ — Non-core expenses Early retirement program, voluntary separation, redundancies and other non-core compensation costs — 0.8 6.7 0.1 0.4 Business acquisition costs — — — — 0.1 Total non-core expenses C $ — $ 0.8 $ 6.7 $ 0.1 $ 0.5 Total non-core (gains), losses and expenses D=B+C — 0.8 5.9 0.1 0.5 Core net income to common shareholders E=A+D $ 41.6 $ 42.9 $ 36.5 $ 34.4 $ 40.8 Average shareholders' equity 966.7 985.4 984.6 985.0 973.3 Average common equity F 966.7 985.4 984.6 985.0 973.3 Less: average goodwill and intangible assets (92.4) (91.4) (91.6) (90.5) (94.2) Average tangible common equity G 874.2 894.0 893.0 894.5 879.1 Return on equity A/F 17.5% 16.9% 12.3% 14.0% 16.6 % Core return on average tangible common equity E/G 19.3% 19.0% 16.2% 15.5% 18.6 % Core earnings per common share fully diluted Adjusted weighted average number of diluted common shares (in thousands) H 49.9 49.8 50.0 51.0 52.4 Earnings per common share fully diluted A/H 0.83 0.84 0.61 0.67 0.77 Non-core items per share D/H — 0.02 0.12 — 0.01 Core earnings per common share fully diluted E/H 0.83 0.86 0.73 0.67 0.78 Core return on average tangible assets Total average assets I $ 14,900.2 $ 13,865.1 $ 13,381.9 $ 13,202.8 $ 13,761.4 Less: average goodwill and intangible assets (92.4) (91.4) (91.6) (90.5) (94.2) Average tangible assets J $ 14,807.7 $ 13,773.6 $ 13,290.3 $ 13,112.3 $ 13,667.2 Return on average assets A/I 1.1% 1.2% 0.9% 1.0% 1.2 % Core return on average tangible assets E/J 1.1% 1.2% 1.1% 1.1% 1.2 % Appendix Non-GAAP Reconciliation

24 (in millions of US Dollars, unless otherwise indicated) 2021 2020 Q1 Q4 Q3 Q2 Q1 Tangible equity to tangible assets Shareholders' equity K $ 936.5 $ 981.9 $ 988.9 $ 990.3 $ 980.5 Less: goodwill and intangible assets (91.5) (92.8) (90.7) (89.7) (91.2) Tangible common equity L 844.9 889.1 898.2 900.7 889.3 Total assets M 14,804.8 14,738.6 13,460.7 13,150.7 13,197.4 Less: goodwill and intangible assets (91.5) (92.8) (90.7) (89.7) (91.2) Tangible assets N $ 14,713.2 $ 14,645.8 $ 13,370.1 $ 13,061.0 $ 13,106.2 Tangible common equity to tangible assets L/N 5.7% 6.1% 6.7% 6.9% 6.8 % Tangible book value per share Basic participating shares outstanding (in millions) O 49.7 49.4 49.5 50.2 51.4 Tangible book value per common share L/O 17.00 18.00 18.15 17.94 17.31 Efficiency ratio Non-interest expenses $ 80.9 $ 83.2 $ 91.3 $ 82.0 $ 88.1 Less: Amortization of intangibles (1.5) (1.5) (1.5) (1.4) (1.4) Non-interest expenses before amortization of intangibles P 79.4 81.7 89.8 80.6 86.7 Non-interest income 47.6 47.8 46.9 41.7 47.6 Net interest income before provision for credit losses 74.9 75.6 75.3 79.1 87.6 Net revenue before provision for credit losses and other gains/losses Q $ 122.5 $ 123.3 $ 122.2 $ 120.8 $ 135.2 Efficiency ratio P/Q 64.8% 66.3% 73.5% 66.7% 64.1 % Core efficiency ratio Non-interest expenses $ 80.9 $ 83.2 $ 91.3 $ 82.0 $ 88.1 Less: non-core expenses (C) — (0.8) (6.7) (0.1) (0.5) Less: amortization of intangibles (1.5) (1.5) (1.5) (1.4) (1.4) Core non-interest expenses before amortization of intangibles R 79.4 80.9 83.1 80.5 86.2 Net revenue before provision for credit losses and other gains/losses Q 122.5 123.3 122.2 120.8 135.2 Core efficiency ratio R/Q 64.8% 65.6% 68.0% 66.7% 63.8 % Appendix Non-GAAP Reconciliation (cont'd)

25 Appendix Commentary on Factors Influencing COVID-19 Implications The continuing implications of the pandemic on our business, financial condition, liquidity and results of operations will depend on factors such as, but not limited to, the following: • The duration and scope of the pandemic • The efficacy of vaccines and other actions taken to contain COVID-19 and its variants • The pace and magnitude of the economic recovery in the jurisdictions in which we operate • The continuation of a low interest rate environment, or further reductions in interest rates, over the medium or long term, which would adversely impact our net interest income and net interest margin, as well as increase our reliance on fee businesses • A slow or incomplete recovery of tourism in Bermuda and Cayman, which would adversely affect our revenues, including fee income, as well as increase our credit exposure • Increased unemployment and decreased business in the jurisdictions in which we operate • An increase in defaults on our residential mortgage loans • Ratings downgrades, credit deterioration and defaults in many industries, including the hotel/restaurants/hospitality sector, financial services and commercial real estate • Further decreases in the rates and yields on US Government guaranteed securities and increased pre-payments in mortgage backed securities we hold, which may lead to a decrease in the quality of our investment portfolio • Heightened cybersecurity, information security and operational risks as a result of remote working arrangements implemented for staff or otherwise • Actions that have been, or may be taken in the future, by governmental authorities in response to the pandemic • Heightened risk of litigation and governmental and regulatory scrutiny as a result of the effects of COVID-19 on market and economic conditions and actions governmental authorities take in response to those conditions

26 Our peer group includes the following banks, noted by their ticker symbols: Appendix Peer Group • First Republic Bank (FRC) • SVB Financial Group (SIVB) • East West Bancorp, Inc. (EWBC) • Cullen/Frost Bankers, Inc. (CFR) • Associated Banc-Corp (ASB) • Wintrust Financial Corporation (WTFC) • Commerce Bancshares, Inc. (CBSH) • UMB Financial Corporation (UMBF) • First Hawaiian, Inc. (FHB) • Bank of Hawaii Corporation (BOH) • Trustmark Corporation (TRMK) • International Bancshares Corporation (IBOC) • Community Bank System, Inc. (CBU) • Boston Private Financial Holdings, Inc. (BPFH) • First Financial Bankshares, Inc. (FFIN) • Westamerica Bancorporation (WABC)